*KA 3/10

PUBLIC

15047977

SEC[illegible] ISSION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JHS Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 East Kennedy Blvd.
(No. and Street)

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel D. Raulerson, CPA 813-752-6604 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* PCAOB # 3290

Raulerson Castillo Westlake & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1907 S. Alexander St., Ste.2 (Address) Plant City (City) FL (State) 33566 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
12 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/10

OATH OR AFFIRMATION

I, Ana Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JHS Capital Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTHA H. THREADGILL
MY COMMISSION # EE123104
EXPIRES August 26, 2015
(407) 398-0153 FloridaNotaryService.com

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent Accountant's Review of the Exemption Report

x (p) Independent Auditor's Report on SIPC Assessment

JHS CAPITAL ADVISORS, LLC
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2014

TABLE OF CONTENTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

INDEPENDENT AUDITORS' REPORT

To the Member of
JHS Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of JHS Capital Advisors, LLC (a Florida limited liability company), as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of the internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHS Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
February 24, 2015

JHS CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

ASSETS		
Cash	$	199,149
Deposits With Clearing Firm		823,900
Marketable Securities		949,115
Receivables - Clearing Agent		1,590,319
Receivables - Other		1,115,010
Prepaid Expenses and Deposits		341,384
Advances to Affiliates		173,364
Property and Equipment - Net		250,838
Goodwill		2,780,739
TOTAL ASSETS	$	8,223,818

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	206,524
Accrued Expenses		386,252
Commissions Payable to Brokers		1,299,037
Payable to Clearing Firm		676,627
Securities Not Yet Purchased		272,488
TOTAL LIABILITIES		2,840,928
TOTAL MEMBER'S EQUITY		5,382,890
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,223,818

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - COMPANY ORGANIZATION AND NATURE OF BUSINESS

Company Operations

JHS Capital Advisors, LLC (the "Company" or "JHS"), is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor and a member of the Securities Investor Protection Corporation ("SIPC").

JHS is a single member Florida limited liability company and a wholly owned subsidiary of JHS Capital Holdings, LLC (the "Parent Company") which is the sole managing member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's ("the FDIC") current $250,000 limit. At December 31, 2014 the Company exceeded the federally insured limit by $107,511.

Accounting Method

The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide - "Audits of Brokers and Dealers in Securities." Customer transactions are recorded on a settlement date basis for financial statement and tax purposes. Direct business transactions are recorded on the cash basis as payment is received from the carrier. Proprietary trades and the related principal transactions revenues are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are reported at fair value.

Customer Accounts

Customer Accounts - Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets held at the clearing firm are executed and cleared on behalf of the Company by RBC Correspondent Services ("RBC") on a fully disclosed basis. The Company's agreement with RBC provides that as a clearing broker, RBC will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

JHS CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Customer Accounts - Directly Held Assets

Certain client assets are held away from RBC (i.e. investments in annuities, life insurance policies, mutual funds, REIT's etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities

Proprietary securities transactions are recorded on the trade date and valued at fair market value. Amounts receivable and payable for security transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition and marked-to-market as needed.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2014 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during 2014.

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is provided on the straight-line method which is considered adequate for the recovery of the assets over their estimated useful lives, which ranges between 3 and 7 years. Depreciation expense totaled $223,107 for the year ended December 31, 2014. During the year, no assets were disposed of.

Property and Equipment primarily consists of equipment, furniture, and fixtures. Balances as of December 31, 2014 are as follows:

Property and Equipment - At Cost	$ 549,686
Less: Accumulated Depreciation	(298,848)
Property and Equipment - Net	$ 250,838

Goodwill Impairment Loss

The Company has recorded goodwill pursuant to various business acquisitions in an amount in excess of the cost of the acquisition cost over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. JHS tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Management computed its fair value of the acquisitions based on the present value of the expected future cash flows from the acquired associates for the next five years. At the end of December 31, 2014, the implied fair value of the goodwill was $8,176,863 more than its $2,780,739 carrying amount. Accordingly, the Company did not recognize any impairment on December 31, 2014.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2014, there were no cash equivalents.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2015 and February 24, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. On February 13, 2015, the Company entered into a settlement agreement with a previous errors and omissions carrier associated with claims made by the Company dating back to 2012. As a result, the Company will collect $780,000 and take a one-time write-off charge of $220,000.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $657,958 as of December 31, 2014. The Company's net capital ratio was approximately 2.88 to 1 at December 31, 2014.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company had a $173,364 receivable from its parent, JHS Capital Holdings, LLC, at December 31, 2014.

NOTE 5 - LEASE COMMITMENTS

The Company conducts operations utilizing several leased facilities including its corporate facility. The future minimum lease payments on non-cancelable operating leases are as follows:

2015	$ 1,001,081
2016	588,123
2017	477,609
2018	370,443
2019	102,907
Thereafter	34,302
Total minimum lease payments	$ 2,574,465

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was $1,132,794.

The Company has one capital lease with the following minimum lease payments:

2015	$ 23,430
2016	3,905

Capital lease payments in 2014 totaled $48,928.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil matters. The Company maintains errors and omissions insurance to reduce the risk associated with customer claims. Although the Company is subject to several FINRA arbitration matters as of December 31, 2014, at this time the Company does not believe any pending litigation will have a material effect on the financial position of the firm. The Company has not established a reserve at this time, as the amount of any potential loss is undeterminable.

Legal fees for defense costs, settlements and awards that fall outside of the scope of the errors and omissions insurance or are below the deductible are expensed as incurred and classifed as legal fees within the statement of income. In 2014, the Company incurred approximately $1.16 million in legal fees and settlements primarily resulting from acquired legacy issues.